UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 – Exit Filing)*

Codere Online U.S. Corp. (f/k/a DD3 Acquisition Corp. II)

(Name of Issuer) Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities) 23318M100
(CUSIP Number) Jorge Combe DD3 Sponsor Group, LLC Pedregal 24, 3rd Floor, Interior 300 Colonia Molino del Rey, Del. Miguel Hidalgo 11040 Mexico City, Mexico +52 (55) 4340-1269
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) November 30, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23318M100	SCHEDULE 13D	Page 1 of 4 Pages

1	NAME OF REPORTING PERSONS DD3 Sponsor Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 23318M100	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Jorge Combe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 23318M100	SCHEDULE 13D	Page 3 of 4 Pages

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on December 21, 2020 with the U.S. Securities and Exchange Commission (the “Schedule 13D”) on behalf of DD3 Sponsor Group, LLC (the “Sponsor”) and Jorge Combe (collectively, the “Reporting Persons”), with respect to the shares of Class A Common Stock of Codere Online U.S. Corp. (f/k/a DD3 Acquisition Corp. II), a Delaware corporation (the “Issuer”). Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented and amended to add the following:

On November 30, 2021, the Issuer consummated the business combination (the “Business Combination”) pursuant to that certain Business Combination Agreement, dated as of June 21, 2021, by and among the Issuer, Codere Newco, S.A.U., Servicios de Juego Online S.A.U., Codere Online Luxembourg, S.A. (“Holdco”) and Codere Online U.S. Corp. In connection with the consummation of the Business Combination, among other matters, (i) the Sponsor sold an aggregate of 1,212,500 Founder Shares to certain permitted transferees at their original purchase price, (ii) all shares of Class B Common Stock automatically converted into shares of Class A Common Stock, (iii) following such conversion, all shares of Class A Common Stock were exchanged for ordinary shares of Holdco (“Ordinary Shares”) and (iv) all outstanding Warrants were converted into warrants of Holdco to purchase Ordinary Shares, in each case as described in more detail in the Issuer’s definitive proxy statement with respect to the Business Combination filed with the SEC on October 27, 2021. As a result of the consummation of the Business Combination and related transactions, as of November 30, 2021, the Reporting Persons do not beneficially own any securities of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As described in Item 4, as of November 30, 2021, the Reporting Persons do not beneficially own any shares of Class A Common Stock.

(b)	Not applicable.

(c)	Other than the transactions described in Item 4, the Reporting Persons have not effected any transactions in the shares of Class A Common Stock in the past 60 days.

(d)	Not applicable.

(e)	On November 30, 2021, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Class A Common Stock.

CUSIP No. 23318M100	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 3, 2021

DD3 Sponsor Group, LLC

By:	/s/ Jorge Combe*
	Name:	Jorge Combe
	Title:	Manager

/s/ Jorge Combe*
Jorge Combe

*By:	/s/ Alan I. Annex
	Name:	Alan I. Annex
Attorney-in-Fact